JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party to this Joint Filing Agreement (the "Agreement") hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and exhibit thereto) with the Securities and Exchange Commission, and further agrees to the filing, furnishing, and incorporation by reference of this Agreement as an exhibit thereto.

The undersigned acknowledge that each shall be responsible for the timely filing of any such filing (including any amendment, restatement, supplement, and exhibit thereto), and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of any Schedule under Regulation 13D-G of the Exchange Act ("Regulation 13D-G") shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G, nor shall it be construed that they have established a joint venture for purposes of the Investment Company Act of 1940, as amended.

This Agreement shall remain in full force and effect until revoked by any party hereto in writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be effective as of February 4, 2026.

Baird Trust Company

Elizabeth C Kaplan

Elizabeth C. Kaplan
Chief Compliance Officer

BAIRD FINANCIAL CORPORATION

Paul Schultz

Paul L. Schultz
Secretary

BAIRD FINANCIAL GROUP, INC.

Paul Schultz

Paul L. Schultz
Secretary